Globe Net Wireless Corp.
2302-3 Pacific Plaza
410 Des Voeux Road West
Hong Kong, China

VIA EDGAR

August 11, 2011

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC
20549-4631

Attention:  Jan Woo

Dear Ms. Woo:

Re:	Globe Net Wireless Corp. (the “Company”)
Amendment No. 1 to Registration Statement on Form S-1
Filed June 27, 2011
File No. 333-172172

Further to your comment letter dated July 13, 2011, enclosed for filing are copies each of the following documents:

1.	Form S-1/A – 3rd Amendment (in triplicate);
2.	redlined Form S-1/A (in triplicate);
3.	this comment letter (in duplicate).

Also, I confirm that these documents have been filed via EDGAR.

The following are the responses to those comments.  For convenience, the number of each response refers to the number of the comment in your letter.

General

1.
The updated financial statements are included and the registration statement has been updated accordingly.  See the May 31, 2011 financial statements and notes on page 40 of both the Form S-1/A and the EDGAR file.

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Dilution, page 13

2.	The disclosure has been revised as requested and the calculations are provided below. See “Dilution” on page 13 of the Form S-1/A and page 14 of the EDGAR file.

The following calculations are as at May 31, 2011 and assuming a 20% subscription:

Before Offering

Tangible Net Worth             = Tangible Assets – Total Liabilities
= $2,757 – $11,300
= $(7,593)

Net Tangible Book Value      = Tangible Net Worth /  Number of share outstanding
                                                  = $(7,593) / 9,500,000
      = $(0.000799)

After 20% Offering

Tangible Net Worth             = Tangible Assets – Total Liabilities
= ($2,757 + $27,000) – $11,300
= $29,757 - $11,300
= $18,457

Net Tangible Book Value    = Tangible Net Worth /  Number of share outstanding
    = $18,457 / 10,500,000
    = $0.00176

Increase per share               = Net Tangible Book Value After Offering - Net Tangible Book Value Before Offering
= $0.00176 - $(0.000799)
= $0.00176 + $0.000799
= $0.00260

Dilution per share                = Offering price – Net Tangible Book Value After Offering
= $0.05 - $0.00176
= $0.04824

Description of business

Plan of Operation, page 19

3.
The requested disclosure has been added.  See “Plan of Operations” on page 20 of both the Form S-1/A and the EDGAR file and “Management’s Discussion and Analysis” on page 50 of both the Form S-1/A and the EDGAR file.

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Exhibit 5.1

4.	The requested currently dated legal opinion has been included. See Exhibit 5.1 – Legal Opinion on page 64 of both the Form S-1/A and the EDGAR file.

I trust the above to be satisfactory.  If you have any questions or require anything further please give me a call.

Sincerely,

Globe Net Wireless Corp.

Per:  /s/ Ku Wai Li

Ku Wai Li
Director, Chief Executive Officer,
President, Principal Executive Officer,
Principal Financial Officer, and
Principal Accounting Officer

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